Male Age 45 Standard Nonsmoker

							End of Year
	Beginning of		Premium		Cost of	Investment	Accumulated
Year	the Year AV	Premium	Tax Charge	Policy Fee	Insurance	Income	Value
1	0.00	3,000.00	97.50	90.00	819.35	(44.80)	1,948.34
2	1,948.34	3,000.00	97.50	90.00	879.19	(80.44)	3,801.21
3	3,801.21	3,000.00	97.50	90.00	943.21	(114.26)	5,556.25
4	5,556.25	3,000.00	97.50	90.00	1,011.43	(146.21)	7,211.11
5	7,211.11	3,000.00	97.50	90.00	1,088.66	(176.21)	8,758.73

End of year 5 cash surrender value 8,758.73 minus 2,565.00 = 6,193.73

Surrender charge for a 45 year old male nonsmoker is $2.00 + $8.26 = $10.26 per 1000 of face amount (10.26 x 250 = 2,565.00)